SF 833                       Page                                       SAMPLE

                        SURRENDER CHARGE ADJUSTMENT RIDER


This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. It is issued based on our current underwriting guidelines. The Effective Date of this rider is the same as the Policy Date. There is a charge for this rider. Please refer to the Maximum Rider Charge as shown on Your current Data Pages.

RIDER BENEFIT

This rider provides a reduction of Your surrender charges in the first four Policy Years only.

If You surrender Your policy prior to the fourth policy anniversary, You will incur a surrender charge equal to the surrender charge shown in the Table of Surrender Charges on Your current Data Pages, multiplied by the applicable percentage below for the Policy Year in which the surrender occurs.

                 Policy Year                      Applicable Percentage
                            1                              0%
                            2                              20%
                            3                              40%
                            4                              60%

TERMINATION

This rider will terminate on the first of the following events:

1. We receive Your Notice to cancel it.
2. Your policy terminates.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of Your policy are met. If this rider is reinstated, Policy Year shall be determined based on the date the policy was originally issued.















Principal Life Insurance Company
Des Moines, Iowa  50392-0001



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